Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 15, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2174

Core Four 60/40 Retirement Portfolio, Series 17

File Nos. 333-259890 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2174, filed on September 29, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 17 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust will invest in real estate investment trusts. If investing in real estate investment trusts is a principal strategy of the trust, please add corresponding disclosure to the “Principal Risks” section.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in real estate investment trusts, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.       The “Principal Investment Strategy” section states that the fixed-income ETFs included in the portfolio invest in a wide range of debt securities. Please identify the specific types of debt securities in which the ETFs invest in that constitute a principal investment strategy of the trust. Please disclose the corresponding risks of those debt securities in the “Principal Risks” section.

Response:       In response to this comment, the first sentence of the fourth paragraph under “Principal Investment Strategies” will be replaced with the following:

The fixed-income ETFs included in the portfolio invest in debt securities rated investment-grade through below investment-grade. The debt securities may include, but are not limited to, corporate bonds, senior loans, mortgage-backed securities and municipal bonds.

Additionally, the last sentence of the fourth paragraph under “Principal Investment Strategies” and the parenthetical in the first sentence under “Higher-Yielding Income Sleeve – Fixed Income ETF Security Selection” will be deleted.

With regard to the “Principal Risks” section, the current risk disclosures cover the risks for corporate debt and mortgage-backed securities. If the trust invests a significant amount in exchange-traded funds that invest substantially all of their assets in senior loans or municipal bonds, the following risks will be added, as applicable:

Certain ETFs held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

Senior loans in which the Closed-End Funds invest:

- generally are of below investment-grade credit or “junk” quality;

- may be unrated at the time of investment;

- may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

- generally are not registered with the Securities and Exchange Commission (“SEC”) or any state securities commission; and

- generally are not listed on any securities exchange.

In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

Certain senior loans in which an ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Any potential effects of the transition away from LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on many factors that include, but are not limited to, existing fallback or termination provisions in individual contracts and the adoption of new reference rates. It is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding senior loans.

Certain ETFs held by the trust invest in municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax. In addition, some or all of the income generated by an ETF may not be exempt from regular federal or state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax.

Investment Summary — Principal Risks

3.       In the third bullet under the “Principal Risks” section, please reflect the risk that exchange-traded funds may trade at a premium to net asset value in the secondary market.

Response:       In response to this comment, the fifth sentence of this bullet will be replaced with the following:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.

4.       In the fifteenth bullet under the “Principal Risks” section, please tailor the disclosure of the emerging markets risk to the particular emerging markets the trust intends to invest in. Please see ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:       In response to this comment, the thirteenth bullet will be replaced with the following:

Certain ETFs held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance.

Investment Summary — Fees and Expenses

5.       We do not believe it is appropriate to disclosure the cap to the organization costs in footnote 4. Please remove it from this section.

Response:       In response to this comment, footnote 4 to the table under “Fees and Expenses” will be deleted. In addition, the last sentence under “Understanding Your Investment – How to Buy Units – Organization Costs” will be revised to state:

The estimated organization costs shown under the “Investment Summary – Fees and Expenses” section are based upon an estimated trust size. Because certain of the organization costs are fixed amounts, if the trust does not reach such estimated size, the actual amount of organization costs may exceed the estimated amounts. However, the sponsor has agreed to cap the organization costs so that you will not pay more than ___% of the public offering price ($___ per 100 units) in organization costs.

Signature Page

6.       Please identify the comptroller or principal accounting officer of the trust. Please see Section 6(a) of the Securities Act of 1933.

Response:       Julie Jacques signs the registration statement in her capacity as Principal Financial Officer. In that capacity, she fulfills the functions of a principal accounting officer. The next filing of the registration statement will have the following parenthetical after Ms. Jacques’s title of Principal Financial Officer of Guggenheim Funds Distributors, LLC: “(fulfills the role of principal accounting officer).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren